OTCQB: MRDDF                 TSX-V: MAD                FSE: MRG

Unit 1, 15782 Marine Drive, White Rock, BC. V4B 1E6

Tel: (604)536-2711 www.mirandagold.com

MIRANDA APPLIES FOR FOUR EXPLORATION LICENSES IN THE ANTIOQUIA

BATHOLITH, COLOMBIA

Vancouver, BC, Canada – August 12, 2013 - Miranda Gold Corp. ("Miranda") (TSX-V: MAD) has applied to the Agencia Nacional de Mineria (ANM) for four exploration licenses in two prospective areas in the Antioquia Batholith. Miranda made the applications on July 2, 2013, the day that a two year moratorium for applications in Colombia was lifted. The applications together cover approximately 5600 hectares. The applications are from 48 to 139 km northeast of Medellin in the Antioquia Department.

Exploration work and the new application costs were funded under the strategic alliance with Agnico Eagle Mines Limited. Additional work will determine whether the areas meet the criteria of a Designated Property pursuant to the alliance (see Press Release February 19, 2013).

Miranda’s work in the Antioquia Batholith is focused on generating projects that contain target analogues to Gramalote (intrusive-related sheeted-vein gold mineralization) or San Ramon (mesothermal gold in shear zone). Gramalote is being explored by AngloGold Ashanti and B2Gold Corp and San Ramon is owned by Red Eagle Mining Corporation. Both Gramalote and San Ramon are in the mine permitting stage, which confirms the Antioquia Batholith as a productive exploration domain.

These new applications were generated by following the same generative process that resulted in Miranda’s Minagrande acquisition in May of this year. At Minagrande, the primary target is a 4 km long gold-anomalous fault and shear zone. It was recognized by detecting illite-kaolinite-alunite anomalies that were associated with significant structural zones in a regional structural domain that contains the Gramalote deposit. Based on Miranda’s in-house processing and investigations, illite occurs as a stable clay in most significant gold systems and significant ASTER (Advanced Spaceborne Thermal Emission and Reflection) anomalies are associated with several known deposits in Colombia. The new applications also occur in areas where historic government reports indicate anomalous metal values and the presence of alluvial gold operations.

Miranda has begun reconnaissance prospecting on these new applications and has also initiated a 4 km by 1 km soil grid at the Minagrande project. This soil grid sampling will focus on the Minagrande fault-shear zone target. Following the sampling it is anticipated that anomalous areas will be trenched, including an outcropping altered area in the shear zone where gold-bearing samples have been collected.

Data disclosed in this press release, have been reviewed and verified by Vice President of Exploration Joseph Hebert, C.P.G., B.Sc. Geology and Qualified Person as defined by National Instrument 43-101.

Corporate Profile

Miranda Gold Corp. is a gold exploration company active in Nevada and Colombia and whose emphasis is on generating gold exploration projects with world-class discovery potential. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing relationships with Agnico Eagle Mines Ltd., Montezuma Mines Inc., Prism Resources Inc., Ramelius Resources Ltd., and Red Eagle Mining Corporation.

ON BEHALF OF THE BOARD

"Kenneth Cunningham"

Kenneth Cunningham

President and CEO

For more information visit the Company's web site at www.mirandagold.com or contact Joe Hebert, Vice President, Exploration at 775-738-1877.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. This news release contains forward-looking statements that are based on the Company's current expectations and estimates. Forward-looking statements are frequently characterized by words such as "plan", "expect", "project", "intend", "believe", "anticipate", "estimate", "suggest", "indicate" and other similar words or statements that certain events or conditions "may" or "will" occur. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual events or results to differ materially from estimated or anticipated events or results implied or expressed in such forward-looking statements. Such factors include, among others: the actual results of current exploration activities; conclusions of economic evaluations; changes in project parameters as plans to continue to be refined; possible variations in ore grade or recovery rates; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; and fluctuations in metal prices. There may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.